AZZORO, INC.
                        1802 N. Carson Street, Suite 212
                               Carson City, Nevada
                              United States, 89701


November 7, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Kurt K. Murao

Dear Sirs:

Re:      Azzoro, Inc.  - Registration Statement on Form SB-2
         Amendment No. 3 - File No. 333-118262

Further to your letter dated August 29, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Table of Contents, page 4
-------------------------

1. We note your response to our prior comment 1. It appears, however, that the page numbers listed still do not correspond to the actual page numbers in the prospectus. For example, you list section "Determination of Offering Price" as beginning on page 10; however, this section begins on page 9. Please reconcile accordingly.

         We have reconciled our table of contents so that it corresponds with the actual page numbers in the prospectus.

Description of Business, page 18
--------------------------------
Geological Assessment Report:  Surprise Lake Property, page 19
--------------------------------------------------------------
2. We note that in response to our prior comment 7, you stated in the response letter that you have enclosed a copy of the Mr. Ostensoe's geological report. It appears, however, that we are not able to locate the geological report. Please direct us to its location or provide us with a copy of the geological assessment report.

         We enclose another copy of Mr. Ostensoe's geological report.

Reports to Security Holders, page 21
------------------------------------

3. Please revise to use our current address at 100 F Street, NW, Washington, DC 20549.

         We have included your current address in the "Reports to Security Holders" section.

Plan of Operations, page 22
---------------------------

4. We note your response to our prior comment 11. It appears that over the next twelve months, you will engage in the recommended exploration program "[c]onsisting of panning techniques, a seismic refraction survey, excavation, and one or more of an electromagnetic, magnetic, resistivity and induced polarization survey." Your disclosure should fully describe each of these steps, discuss how you will perform or achieve each step and delineate the timeframe for achieving each step. For example, although you have defined the various surveys, you have not discussed your panning techniques and excavation.

         We have expanded our disclosure to explain our proposed  exploration in
         more  detail,   including  a  discussion  of  panning   techniques  and
         excavation.

5.       You  disclosed  that total  expenditures  over the next twelve months are expected to be $30,000, consisting of $15,000 for the recommended exploration program and $15,000 for professional fees and administrative expenses. Accordingly, it appears that the other expenses that you have disclosed will be incurred at a later date. For clarity, please expand your disclosure to state the approximate timeframes for the expected $2,000,000 expense for determining whether the property contains economic mineralization and the $250,000 expense for the feasibility study. Further, please expand your disclosure to explain what is involved in the economic mineralization determination.

         We have disclosed that the additional $2,000,000 in exploration would be conducted in the five years following the completion of the currently proposed exploration. The $250,000 feasibility study expense would be incurred following this additional exploration.

Financial Statements
--------------------
General
-------

6. Please revise the document to include updated interim financial statements as of June 30, 2005 in accordance with Rule 310(g) of Regulation S-B.

         We have included updated financial statements for the June 30, 2005 period with our amended registration statement.

Accountant's Consent
--------------------

7.       In the list of exhibits on page 50, you  indicate  that Exhibit
         23.1 is a consent from the independent accountants; however, it does not appear that the exhibit was filed with the document. Please revise the next amendment to include a manually signed and currently dated consent of the independent accountants.

         We have filed an updated consent from the independent accountants with our filing.


         Yours truly,

         /s/ Ted Burylo

         Azzoro, Inc.
         Ted Burylo, President